Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-253385

HSBC USA Inc.
Prospectus Supplement
(To Prospectus dated February 23, 2021)
Warrants, Series 1

HSBC USA may offer, from time to time, one or more series of warrants (the "warrants"). The warrants will provide a potential payment upon exercise (or automatic exercise) that will depend upon the performance of one or more underlying assets. The specific terms of any such warrants that we offer will be included in the applicable product supplement or underlying supplement, if any, and the applicable pricing supplement. We sometimes refer herein to the applicable product supplement or underlying supplement, if any, and pricing supplement collectively as the "pricing supplement." If any terms described in the applicable pricing supplement are inconsistent with those described herein or in the accompanying prospectus, the terms described in the applicable pricing supplement will supersede.

INVESTMENT IN THE WARRANTS INVOLVES RISKS NOT ASSOCIATED WITH AN INVESTMENT IN CONVENTIONAL SECURITIES. YOU COULD LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE S-1.

Unless otherwise specified in the applicable pricing supplement, the warrants will not be listed on any securities exchange.

The warrants are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The warrants are not secured.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these warrants or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. has agreed to use reasonable efforts to solicit offers to purchase these warrants as our agent to the extent it is named in the applicable pricing supplement. Certain other agents to be named in the applicable pricing supplement may also be used to solicit such offers on a reasonable efforts basis. The agents may also purchase these warrants as principal at prices to be agreed upon at the time of sale. The agents may resell any warrants they purchase as principal at prevailing market prices, or at other prices, as the agents determine.

The warrants offered through the agents will be available only to investors with options-approved brokerage accounts.

HSBC USA Inc. may use this prospectus supplement and the prospectus in connection with the initial sale of these warrants. In addition, HSBC Securities (USA) Inc. ("HSBC") or any other agents may use this prospectus supplement and the prospectus in market-making transactions in these or similar warrants after the initial sale. Unless HSBC USA Inc. or any of its agents informs the purchaser otherwise in the confirmation of sale, this prospectus supplement and the prospectus will be used in a market-making transaction.

In this prospectus supplement, "us," "we," "our" and "HSBC USA" refer to HSBC USA Inc.

HSBC
February 23, 2021

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT – PROHIBITION OF SALE TO EEA RETAIL INVESTORS – The warrants are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2016/97/EU, as amended ("Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended (the "Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation") for offering or selling the warrants or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the warrants or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

RISK FACTORS

Your investment in the warrants will involve risks not associated with an investment in conventional securities. In addition to the risk factors relating to your warrants that are set forth below, we urge you to read any risk factors that may be set forth under "Risk Factors" or a similar section in any applicable underlying supplement, product supplement or pricing supplement. Investment in the warrants is not equivalent to investing directly in any underlying asset or any of its components. You should understand the risks of investing in the warrants and should reach an investment decision only after careful consideration, with your advisers, of the suitability of an investment in the warrants in light of your particular financial circumstances and the information set forth in the accompanying prospectus, this prospectus supplement, any applicable product supplement or underlying supplement, and the applicable pricing supplement. You should not purchase the warrants unless you understand and can bear these investment risks.

Risks Relating to Our Business

Investing in the warrants involves risk. Please see the "Risk Factors" section in our most recent Annual Report on Form 10-K and in each of our subsequent Quarterly Reports on Form 10-Q, all of which are incorporated by reference in this prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement, including information contained in our filings with the Securities and Exchange Commission after the date of this prospectus supplement. The applicable pricing supplement may contain a discussion of additional risks applicable to an investment in us and the particular type of warrants we are offering under that pricing supplement.

Risks Relating to All Warrant Issuances

The warrants are a risky investment and may expire worthless.

Warrants are highly speculative and highly leveraged and do not guarantee any return of your initial investment. The warrants could expire worthless and you could lose the entire amount of your initial investment. Warrants are not suitable for any investors who cannot sustain a total loss of their investment. You should be willing and able to sustain a total loss of your investment in the warrants.

The warrants are suitable only for investors with options-approved accounts.

You will not be able to purchase the warrants unless you have an options-approved brokerage account. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you should be experienced with respect to options and option transactions.

The warrants are subject to our credit risk.

The warrants are unsecured and unsubordinated contractual obligations of HSBC USA, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the warrants depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness may affect the market value of the warrants and, in the event that we were to default in our obligations, you may not receive the amounts owed to you under the terms of the warrants.

The warrants will be automatically exercised on the expiration date.

Unless otherwise specified in the relevant pricing supplement, the warrants will be automatically exercised on the expiration date and neither you nor we can exercise the warrants at any time prior to the expiration date. Accordingly, unless you sell the warrants prior to the expiration date, you will not benefit from any change in the value of the underlying asset as measured at any point in time prior to the expiration date. Further, unless otherwise specified in the relevant pricing supplement, you will not have a choice as to whether the warrants will be automatically exercised on the expiration date, and you will not have the option to cancel your investment or otherwise seek a return of the purchase price.

Unless otherwise specified in the relevant pricing supplement, the warrants will not be listed and there will likely be limited or no liquidity.

Upon issuance, the warrants will not have an established trading market. Unless otherwise specified in the relevant pricing supplement, the warrants will not be listed on any securities exchange. There may be little or no secondary market for the warrants. Even if there is a secondary market, it may not provide significant liquidity. While we anticipate that the agents will act as market makers for the warrants, the agents are not required to do so. If the warrants are not listed on any securities exchange and the agents were to cease acting as market makers, it is likely that there would be no secondary market for the warrants. You therefore must be willing and able to hold the warrants until expiration.

You may be required to pay fees in connection with your investment in the warrants.

You may be required to pay an additional amount per warrant (as specified in the applicable pricing supplement) as a commission for services rendered by any of our agents in connection with your initial purchase of the warrants. In addition, to the extent you request that our agent execute a secondary market-making transaction for any of your warrants (and the agent agrees to do so), we and our agents may receive a fee in connection with such secondary market-making transaction in addition to any bid-ask spread.

You must rely on your own evaluation of the merits of an investment in the warrants.

In connection with your purchase of the warrants, we urge you to consult your own financial, tax and legal advisors as to the risks entailed by an investment in warrants and to investigate the underlying asset and not rely on our views in any respect. You should make such investigation as you deem appropriate as to the merits of an investment in the warrants.

The warrants are not insured against loss by any third parties; you can depend only on our earnings and assets for any payment on the warrants.

The warrants will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the warrants. In addition, because we are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries, almost all of our income is derived from those subsidiaries. Our subsidiaries will have no obligation to pay any amount in respect of the warrants or to make any funds available for payment of the warrants.

Accordingly, we will be dependent on dividends and other distributions or loans from our subsidiaries to generate the funds necessary to meet our obligations with respect to the warrants. The warrants also will be effectively subordinated to the claims of creditors of our subsidiaries with respect to their assets. If funds from dividends, other distributions or loans from our subsidiaries are not adequate, we may be unable to make payments, if any, in respect of the warrants and you could lose all or a part of your investment.

Please note that this prospectus supplement, the accompanying prospectus and the applicable pricing supplement do not describe all the risks of an investment in the warrants. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the warrants.

DESCRIPTION OF WARRANTS

HSBC USA may offer, from time to time, one or more series of warrants. The following description of the warrants sets forth certain general terms and provisions of the warrants to which any pricing supplement may relate. The particular terms of the warrants offered by any pricing supplement and the extent, if any, to which these general provisions may apply to such warrants will be described in the applicable pricing supplement.

The warrants are options that are securities within the meaning of Section 2(a)(17) of the Securities Act of 1933.

General

HSBC USA will issue warrants under the Warrant Indenture, dated as of May 16, 2016, between HSBC USA and Wells Fargo Bank, National Association, as trustee (the "warrant indenture"). HSBC USA has appointed HSBC Bank USA, National Association ("HSBC Bank") to act as paying agent and registrar under the warrant indenture.

The following summary of certain provisions of the warrant indenture does not purport to be complete and this summary is qualified in its entirety by reference to all of the provisions of the warrant indenture, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the warrant indenture.

The following briefly summarizes the material provisions of the warrant indenture and the warrants, other than the terms to be disclosed in the applicable pricing supplement. You should read the more detailed provisions of the warrant indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of warrants, which will be described in more detail in the applicable pricing supplement. You can obtain a copy of the warrant indenture as described in the accompanying prospectus under the caption "Where You Can Find More Information," so that you may easily locate the more detailed provisions. The numbers in parentheses below refer to sections in the warrant indenture. Wherever particular sections or defined terms of the warrant indenture are referred to, such sections or defined terms are incorporated into this prospectus supplement by reference, and the statements in this prospectus supplement are qualified by that reference.

The warrant indenture does not limit the aggregate number of warrants that may be issued. HSBC USA may issue warrants in series up to the number that may be authorized from time to time without your consent. The warrants will be the unsecured and unsubordinated contractual obligations of HSBC USA. The warrants will rank on a parity with all of the other unsecured and unsubordinated contractual obligations of HSBC USA and all of the other unsecured and unsubordinated senior indebtedness of HSBC USA, in each case, present and future, except for such obligations as are preferred by operation of law.

The Underlying Asset

We may issue warrants, on terms to be determined at the time of sale, for the purchase or sale of, or whose cash value is determined by reference to the performance, level or value of, one or more of the following:

- securities of one or more issuers other than HSBC USA or its affiliates;

- one or more currencies;

- one or more commodities;

- one or more indices;

- any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; or

- a basket of any of the items described above (*Section 1.01*).

We refer to each property described above as an "underlying asset."

We may satisfy our obligations, if any, and the holder of a warrant may satisfy its obligations, if any, with respect to any warrants by delivering:

- the cash value of the underlying asset; or

- the cash value of the warrants determined by reference to the performance, level or value of the underlying asset.

The applicable pricing supplement will describe what we may deliver to satisfy our obligations, if any, and what the holder of a warrant may deliver to satisfy its obligations, if any, with respect to any warrants.

Information in Your Pricing Supplement

Your pricing supplement will describe the specific terms of your warrant, which will include some or all of the following:

- the title of the warrants of the series;

- the limit, if any, upon the aggregate number of the warrants of the series;

- the amount of money receivable by or on behalf of the holder upon exercise of the warrants of the series;

- the terms and conditions upon which the warrants of the series may be exercised;

- the events or circumstances, if any, that will cause the warrants of the series to be deemed automatically exercised;

- if other than U.S. dollars, the currency in which warrants of the series shall be denominated;

- the exercise price, if any, payable by the holder upon the exercise of the warrants of the series;

- the periods within which or the dates on which, the prices at which and the terms and conditions upon which warrants of the series may be redeemed, if any, in whole or in part, at our option or otherwise;

- our obligation, if any, to redeem or purchase warrants of the series pursuant to any mandatory redemption or analogous provisions or at the option of the holder thereof and the price or prices at which and the period or periods during which, and any terms and conditions upon which, the warrants of the series shall be so redeemed, repurchased or repaid, in whole or in part, pursuant to such obligation;

- the denominations (*i.e.*, the minimum number of warrants) in which individual warrants of the series shall be issuable;

- the applicable underlying asset for the warrants of the series;

- if other than the coin or currency in which the warrants of that series are denominated, the coin or currency in which payment of the amounts due on the warrants of such series shall be payable;

- any modifications, deletions or additions to the Events of Default or covenants of HSBC USA with respect to the warrants of the series;

- whether any warrants of the series are to be issued in whole or in part in the form of one or more global warrant certificates and, if so, (ii) the Depositary for such global warrant certificates and (ii) the terms and conditions, if any, upon which interests in such global warrant certificates may be exchanged in whole or in part for the individual warrants represented thereby; and

- any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (*Section 3.01*).

If we issue warrants together with any other warrants or any debt securities, the applicable pricing supplement will specify whether the warrants will be separable from the other securities before the warrants' expiration date.

No holder of a warrant will have any rights of a holder of the applicable underlying asset.

The U.S. federal income tax consequences with respect to the warrants are described below under "U.S. Federal Income Tax Considerations." The applicable pricing supplement may contain a further discussion of the special U.S. federal income tax consequences applicable to certain warrants. Specific terms and other information with respect to the warrants and the related underlying asset will be described in the applicable pricing supplement.

Expiration Date and Payment or Settlement Date

The term "expiration date" with respect to any warrant means the date on which the right to exercise the warrant expires. The term "payment or settlement date" with respect to any warrant means the date when any money with respect to that warrant becomes payable upon exercise or redemption of that warrant in accordance with its terms (*Section 1.01*).

Currency of Warrants

Amounts that become due and payable on your warrant will be payable in a currency or composite currency specified in your pricing supplement. We refer to this currency or composite currency as a "specified currency." The specified currency for your warrant will be U.S. dollars, unless your pricing supplement states otherwise (*Section 3.10*). You will have to pay for your warrant by delivering the requisite amount of the specified currency to HSBC Securities (USA) Inc. or another agent that we name in your pricing supplement, unless other arrangements have been made between you and us or you and that agent. We will make payments on your warrants in the specified currency, except as described below in "—Payment Procedures for Warrants Denominated in a Foreign Currency."

Payments, Exchanges and Transfers

Holders may present warrants for any payment on the warrants and exchange the warrants at the corporate offices of HSBC Bank USA, N.A., as our current agent for payment, transfer and exchange of the warrants pursuant to a Paying Agent and Securities Registrar Agreement, dated May 16, 2016, between us and HSBC Bank USA, N.A. We refer to HSBC Bank USA, N.A., acting in this capacity, as the paying agent. However, beneficial owners of warrants represented by global warrant certificates may transfer and exchange their warrants only in the manner and to the extent set forth under "Book-Entry Procedures" in the prospectus.

We will not be required to:

- register the transfer or exchange of any warrants if the holder has exercised the holder's right, if any, to require us to repurchase the warrants, in whole or in part, except the portion of the warrants not required to be repurchased;

- register the transfer or exchange of warrants to be redeemed for a period of 15 calendar days preceding the mailing of the relevant notice of redemption; or

- register the transfer or exchange of any registered warrants selected for redemption in whole or in part, except the unredeemed or unpaid portion of those registered warrants being redeemed in part.

No service charge will be made for any registration or transfer or exchange of warrants, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of warrants *(Section 3.05)*.

Although we anticipate making any payment on most warrants in U.S. dollars, some warrants may be payable in foreign currencies as specified in the applicable pricing supplement. Currently, few facilities exist in the United States to convert between U.S. dollars and foreign currencies. In addition, most U.S. banks do not offer non-U.S. dollar denominated checking or savings account facilities. Accordingly, unless alternative arrangements are made, we will pay any payment on that warrants that are payable in a foreign currency to an account at a bank outside the United States, which, in the case of a warrant payable in euro, will be made by credit or transfer to a euro account specified by the payee in a country for which the euro is the lawful currency.

Registration and Transfer

Unless otherwise provided in the applicable pricing supplement, we will issue each series of warrants only in registered form, which we refer to as registered warrants. Unless otherwise provided in the applicable pricing supplement, HSBC Bank will serve as the initial security registrar. Unless otherwise provided in the applicable pricing supplement, registered warrants may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by us or the securities registrar) or exchanged for other warrants of the same series at the corporate trust office of the indenture trustee in New York City. We shall make this transfer or exchange without service charge but may require payment of any tax or other governmental charge, as described in the warrant indenture (*Sections 3.01, 3.05, 12.02*).

Unless otherwise indicated in the applicable pricing supplement, registered warrants, other than registered warrants issued in global form (which may be of any denomination), will be issued in denominations (*i.e.*, a minimum number) of 100 warrants and integral multiples in excess thereof and shall be payable in U.S. dollars. (*Section 3.02*).

The pricing supplement relating to warrants denominated in a foreign or composite currency will specify the denomination of the warrants.

Form of Warrants

We will offer the warrants on a continuing basis and will issue warrants only in fully registered form either as book-entry warrants or as certificated warrants. References to "holders" mean those who own warrants registered in their own names, on the books that we or the trustee maintain for this purpose, but not those who own beneficial interests in warrants registered in street name or in warrants issued in book-entry form through one or more depositaries.

Book-Entry Warrants. Except as set forth in the prospectus under "Book-Entry Procedures," you may not exchange book-entry warrants or interests in book-entry warrants for certificated warrants.

Each global warrant certificate representing book-entry warrants will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or nominee of the Depositary. These certificates name the Depositary or its nominee as the owner of the warrants. The Depositary maintains a computerized system that will reflect the interests held by its participants in the warrants. An investor's beneficial interest will be reflected in the records of the Depositary's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. A further description of the Depositary's procedures for global warrant certificates representing book-entry warrants is set forth in the prospectus under "Book-Entry Procedures." The Depositary has confirmed to us, the agents and the trustee that it intends to follow these procedures.

Certificated Warrants. If we issue warrants in certificated form, the certificate will name the investor or the investor's nominee as the owner of the warrant. The person named in the warrant register will be considered the owner of the warrant for all purposes. For example, if we need to ask the holders of the warrants to vote on a proposed amendment to the warrants, the person named in the warrant register will be asked to cast any vote regarding that warrant. If you have chosen to have some other entity hold the certificates for you, that entity will be considered the owner of your warrant in our records and will be entitled to cast the vote regarding your warrant. You may not exchange certificated warrants for book-entry warrants or interests in book-entry warrants.

Special Requirements for Exchange of Global Warrant Certificates. The Depositary's nominee will be the holder of the global warrant certificates and therefore will be the only entity that can exercise a right to exchange or other elective rights. In order to ensure that the Depositary's nominee will timely exercise such elective rights, the beneficial owner of warrants must instruct the broker or other direct or indirect participant through which it holds an interest in such warrants to notify the Depositary of its desire to exercise its rights. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a warrant in order to ascertain the deadline for ensuring that timely notice of elective rights will be delivered to the Depositary.

Special Considerations for Indirect Holders. If you hold warrants through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

• how it handles securities payments and notices;

• whether it imposes fees or charges;

• how it would handle voting if it were ever required;

• whether and how you can instruct it to send you warrants registered in your own name so you can be a direct holder, if that is permitted;

• if not automatically exercisable, how you can exercise the warrants; and

• how it would pursue rights under the warrants if there were a default or other event triggering the need for holders to act to protect their interests.

The Warrant Indenture

We may issue warrants under the warrant indenture. Warrants of this kind will not be secured by any property or assets of HSBC USA or its subsidiaries. Thus, by owning a warrant issued under the warrant indenture, you hold one of our unsecured contractual obligations.

The warrant indenture is a contract between us and Wells Fargo Bank, National Association, which acts as trustee. The trustee has two main roles:

- First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe later under "—Default, Remedies and Waiver of Default."

- Second, the trustee performs administrative duties for us, such as sending you notices.

The provisions of the warrant indenture allow us not only to issue warrants with terms different from those of warrants previously issued under the warrant indenture, but also to "reopen" a previous issue of a series of warrants and issue additional warrants of that series.

The warrant indenture and the warrants do not limit our ability to incur other contractual obligations or indebtedness or to issue other securities. Also, the terms of the warrants do not impose financial or similar restrictions on us.

Redemption

We will not be entitled to redeem your warrant before its expiration date unless your pricing supplement specifies a redemption date.

If your pricing supplement specifies a redemption date, it will also specify the redemption price, or the manner in which the redemption price will be determined. It may also specify one or more redemption periods during which different redemption prices relating to a redemption of warrants during those periods will apply.

If your pricing supplement specifies a redemption date, your warrant will be redeemable at our option at any time on or after that date or at a specified time or times. If we redeem your warrant, we will do so at the specified redemption price or an amount that is determined in the specified manner.

If we exercise an option to redeem any warrant, we will give to the holders written notice of the redemption price of the warrant to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date or within any other period before the applicable redemption date specified in the applicable pricing supplement (*Section 13.04*). We will give the notice in the manner described below in "—Notices."

Consolidation, Merger and Sale of Assets

Under the warrant indenture, we may consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person without the consent of the holders of any of the warrants outstanding under the warrant indenture, provided that:

(a)   the successor is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

(b)   the successor corporation expressly assumes, by an indenture supplemental to the warrant indenture, our obligation for the due and punctual payment of the money payable with respect to the warrants in accordance with their terms and the performance of every covenant of the warrant indenture on our part to be performed or observed;

(c)   after giving effect to the transaction, no event of default under the warrant indenture and no event that, after notice or lapse of time, or both, would become an event of default or a default, as the case may be, shall have happened and be continuing; and

(d)   certain other conditions are met (*Section 10.01*).

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your warrant occurs and is continuing, as described in this subsection.

Events of Default

Unless your pricing supplement says otherwise, when we refer to an event of default with respect to any series of warrants issued under the warrant indenture, we mean that, upon satisfaction by the holder of the warrant of all conditions precedent to our relevant obligation or covenant to be satisfied by the holder, any of the following occurs:

- we fail to pay all or any part of the money due on any warrant of a series (but not such a default in respect of any other warrants of such series or any other series) as and when the same shall become due and payable either upon exercise, upon any redemption or otherwise; or

- we fail to perform any of our covenants or warranties in the warrant indenture (other than a covenant or warranty included in the warrant indenture solely for the benefit of a series of warrants other than such series) or established in or pursuant to a board resolution or supplemental indenture, as the case may be, pursuant to which the warrant of such series were issued, which failure continues for 60 days after written notice to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in number of the outstanding warrants of that series as provided in the warrant indenture;

- default under any bond, debenture, note, mortgage, indenture, other instrument or other evidence of indebtedness for money borrowed in an aggregate principal amount exceeding $5 million by us or HSBC Bank or our or HSBC Bank's successors under the terms of the instrument or instruments by or under which the indebtedness is evidenced, issued or secured, which default results in the acceleration of the indebtedness, if this acceleration is not rescinded or annulled, or the indebtedness is not discharged, within 10 days after written notice to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in number of the outstanding warrants of that series as provided in the warrant indenture;

- certain events in bankruptcy, insolvency or reorganization involving us or any substantial part of our property; and

- any other event of default provided with respect to warrants of that series (*Section 5.01*).

If we do not pay any money when due with respect to a particular warrant of a series, as described in the first bullet point above, that failure to make a payment or delivery will not constitute an event of default with respect to any other warrant of the same series or any other series (*Section 5.01*).

The trustee is required to give notice to holders of the warrants within 90 days of the occurrence of any default known to the trustee (60 days with respect to a cross-default described in the third bullet point above), unless the default has been cured or waived. The trustee may withhold such notice if it determines that the withholding of such notice is in the best interest of the holders of the warrants, and subject to the requirements set forth in the warrant indenture. As used in the previous two sentences, "default" means any event that is, or after notice or lapse of time or both would become, an event of default.

Remedies if an Event of Default Occurs. If an event of default occurs with respect to any series of warrants issued under the warrant indenture, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the warrant indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs (*Section 6.01*).

Except as described in the prior paragraph, the trustee is not required to take any action under the warrant indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity (*Section 5.06*). If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in number of all warrants of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee (*Section 5.11*). These majority holders may also direct the trustee in performing any other action under the warrant indenture with respect to the warrants of that series.

Neither the trustee nor any holder is entitled, whether by reason of a default or otherwise, to demand or accelerate any payment on a warrant before the payment is otherwise due in accordance with the terms of that warrant. Instead, the trustee will enforce your and its rights under the indenture. If we fail to pay any amounts due under the warrants on the payment date, we will be obligated to not only pay to you the amounts due but also pay the costs and expenses of collection, as provided in the warrant indenture (*Section 5.02*).

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any warrant issued under the warrant indenture, all of the following must occur:

- the holder of your warrant must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived;

- the holders of not less than 25% in number of all warrants of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

- the trustee must not have taken action for 60 days after the above steps have been taken; and

- during those 60 days, the holders of a majority in number of the warrants of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in number of the warrants of your series (*Section 5.06*).

You are, however, entitled at any time to bring a lawsuit for the payment of any money due on your warrant on or after its payment or settlement date (*Section 5.07*).

Waiver of Default. The holders of not less than a majority in number of the warrants of any series may waive a default for all warrants of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a default in payment of any money due under the warrants of a series, however, without the approval of the particular holder of that warrant (*Section 5.12*).

We Will Give the Trustee Information About Defaults Annually. We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the warrant indenture and the warrants issued under it, or else specifying any default under the indenture (*Section 12.04*).

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee. Book-entry and other indirect owners are described below under "Legal Ownership and Book-Entry Issuance."

Modification and Waiver of Covenants

The warrant indenture provides that we and the indenture trustee may modify or amend the warrant indenture with the consent of the holders more than 50% in number of the outstanding warrants of each series affected by a particular modification or amendment; provided, however, that any modification or amendment may not, without the consent of the holder of each outstanding warrant affected thereby:

- change the terms of any warrant with respect to the payment or settlement date or the exercise price thereof;

- reduce the amount of money payable upon the exercise of any warrant or any premium payable upon redemption thereof;

- reduce the amount provable in bankruptcy under the events of default provisions;

- adversely affect any right of repayment at the option of any holder of any warrant;

- change the place where, or the currency of payment of payment in which, any warrant or any money due upon the exercise thereof is payable;

- permit us to redeem any warrant if, absent such amendment, we would not be permitted to do so;

- impair the right to institute suit for the enforcement of any payment on or after the payment or settlement date thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date);

- impair the right of a holder to exercise its warrant according to its terms;

- if a warrant provides that the holder may require us to repurchase the warrant, impair the holder's right to require us to repurchase the warrant according to its terms;

- reduce the percentage in number of outstanding warrants of any series, the consent of whose holders is required for modification or amendment of the Indenture, or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

- modify certain provisions of the warrant indenture except to increase the percentage of holders required to consent to amendment or modification thereof or to provide that certain other warrant indenture provisions cannot be modified or waived without the consent of the holder of each outstanding warrant affected thereby (*Section 11.02*).

The holders of more than 50% in number of the outstanding warrants of each series may, on behalf of all holders of warrants of that series, waive, insofar as that series is concerned, compliance by us with certain terms, conditions and provisions of the warrant indenture (*Section 12.05*). The holders of not less than a majority in number of the outstanding warrants of any series may, on behalf of all holders of warrants of that series, waive any past default under the warrant indenture with respect to warrants of that series and its consequences, except that a default in the payment of money due on such warrants, or in respect of a covenant or provision which under Article XI of the warrant indenture cannot be modified or amended without the consent of the holder of each outstanding warrant of the affected series (*Section 5.12*).

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the warrant indenture or any warrants or request a waiver.

Payment Procedures for Warrants Denominated in a Foreign Currency

Warrants payable in a specified currency other than U.S. dollars will provide that a beneficial owner of interests in those warrants may elect to receive all or a portion of any payment on the warrants in U.S. dollars. In those cases, the Depositary will elect to receive all payments with respect to the beneficial owner's interest in the warrants in U.S. dollars, unless the beneficial owner takes the following steps:

- The beneficial owner must give complete instructions to the direct or indirect participant through which it holds the book-entry warrants of its election to receive those payments in the specified currency other than U.S. dollars by wire transfer to an account specified by the beneficial owner with a bank located outside the United States. In the case of a warrant payable in euro, the account must be a euro account in a country for which the euro is the lawful currency.

- The participant must notify the Depositary of the beneficial owner's election on or prior to the twelfth business day prior to the expiration date or any redemption or repayment date, for any payment on the warrants.

- The Depositary will notify the paying agent of the beneficial owner's election on or prior to the tenth business day prior to the expiration date or any redemption or repayment date, for any payment on the warrants.

Beneficial owners should consult their participants in order to ascertain the deadline for giving instructions to participants in order to ensure that timely notice will be delivered to the Depositary.

If the applicable pricing supplement indicates that the warrants are eligible for clearance directly through Euroclear or Clearstream, Luxembourg, any book-entry warrants payable in a specified currency other than U.S. dollars will be paid in such specified currency, unless otherwise indicated in such pricing supplement.

Determination of Exchange Rate for Payments in U.S. Dollars for Warrants Denominated in a Foreign Currency. The exchange rate agent identified in the relevant pricing supplement will convert the specified currency into U.S. dollars for holders who elect to receive payments in U.S. dollars and for beneficial owners of book-entry warrants that do not follow the procedures we have described immediately above. The conversion will be based on the highest bid quotation in the City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;

- in the aggregate amount of the specified currency payable to those holders or beneficial owners of warrants; and

- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is our affiliate. If those bid quotations are not available, payments will be made in the specified currency. The holders or beneficial owners of warrants will pay all currency exchange costs by deductions from the amounts payable on the warrants.

Unavailability of Foreign Currency. The relevant specified currency may not be available to us for making any payment on any warrants. This could occur due to the imposition of exchange controls or other circumstances beyond our control or if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions. If the specified currency is unavailable, we may satisfy our obligations to holders of the warrants by making those payments on the date of payment in U.S. dollars on the basis of the noon dollar buying rate in the City of New York for cable transfers of the currency or currencies in which a payment on any warrants was to be made, published by the Federal Reserve Bank of New York, which we refer to as the "market exchange rate." If that rate of exchange is not then available or is not published for a particular payment currency, the market exchange rate will be based on the highest bid quotation in the City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;

- in the aggregate amount of the specified currency payable to those holders or beneficial owners of warrants; and

- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is our affiliate. If those bid quotations are not available, the exchange rate agent will determine the market exchange rate at its sole discretion.

These provisions do not apply in the event that a specified currency is unavailable because it has been replaced by the euro. If the euro has been substituted for a specified currency, we may at our option, or will, if required by applicable law, without the consent of the holders of the affected warrants, pay any amount due on any warrants denominated in the specified currency in euro instead of the specified currency, in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty establishing the European Community, as amended by the Treaty on European Union. Any payment made in U.S. dollars or in euro as described above where the required payment is in an unavailable specified currency will not constitute an event of default.

Satisfaction and Discharge

The warrant indenture will cease to be of further effect with respect to warrants of any series, except as to rights of registration of transfer and exchange, substitution of mutilated, defaced, lost or stolen warrants, rights of holders to receive amounts payable under the warrants, and our obligation to maintain an office for payments, if at any time:

- we have paid the amounts payable under the warrants of such series as and when due;

- we have delivered to the trustee for cancellation all warrants of such series; or

- the warrants of such series not delivered to the trustee for cancellation have been exercised, or will be automatically exercised within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and we have irrevocably deposited with the trustee or the applicable paying agent as trust funds the entire amount in cash sufficient to pay amounts due with respect to such warrants on or after the date of such deposit, including upon expiration, exercise or redemption of all such warrants, including all amounts on the dates on which such payments are due and payable and any amounts due to the trustee under the warrant indenture. (*Section 4.01*)

We must also deliver an officers' certificate of ours and an opinion of counsel to the trustee prior to the warrant indenture being discharged with respect to such series.

Special Rules for Action by Holders

When holders take any action under the warrant indenture, such as giving a notice of default, approving any change or waiver or giving the trustee an instruction, we will apply the following rule.

Only Outstanding Warrants Are Eligible. Only holders of outstanding warrants of the applicable series will be eligible to participate in any action by holders of warrants of that series. Also, we will count only outstanding warrants in determining whether the various percentage requirements for taking action have been met. For these purposes, a warrant will not be "outstanding":

- if it has been surrendered for cancellation;

- if it has been called for redemption;

- if we have deposited or set aside, in trust for its holder, money for its payment or settlement; or

- if we or one of our affiliates is the beneficial owner (*Section 1.01*).

Reopened Issues

Under certain limited circumstances, and at our sole discretion, we may "reopen" certain issuances of warrants. These further issuances, if any, will be consolidated to form a single series with the warrants and will have the same CUSIP number and will trade interchangeably with the warrants immediately upon settlement. Any additional issuances will increase the number of the outstanding warrants of this series, plus the number of any warrants bearing the same CUSIP number that are issued pursuant to (i) any 30-day option we grant to the agents, and (ii) any future issuances of warrants bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of such offering.

Open Market Purchases

We may purchase warrants at any price in the open market or otherwise. Warrants so purchased by us may, at our discretion, be held or resold or surrendered to the trustee for cancellation.

We and our affiliates may resell warrants in market-making transactions after their initial issuance. We discuss these transactions in the accompanying prospectus under "Plan of Distribution (Conflicts of Interest)—Market-Making Resales by Affiliates."

Replacement of Warrants

Upon payment by the holder of expenses that we or the trustee may incur, we may, in our discretion replace any warrants that become mutilated, destroyed, lost or stolen or are apparently destroyed, lost or stolen. The mutilated warrants must be surrendered to the trustee or the paying agent or satisfactory evidence of the destruction, loss or theft of the warrants must be delivered to us, the paying agent and the trustee. At the expense of the holder, an indemnity that is satisfactory to us, the principal paying agent and the trustee may be required before a replacement warrant will be issued.

The Depositary

The "Depositary" means The Depository Trust Company, New York, New York; provided, however, that if the applicable pricing supplement indicates that the warrants are eligible for clearance only through Euroclear or Clearstream, Luxembourg, the "Depositary" means Euroclear and Clearstream, Luxembourg.

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme.

"Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Notices

Unless otherwise provided in the applicable pricing supplement, any notice required to be given to a holder of a warrant of any series that is a registered security will be mailed to the last address of the holder set forth in the warrant register, and any notice so mailed shall be deemed to have been received by the holder, whether or not the holder actually receives the notice (*Section 1.05*).

Payment When Offices Are Closed

If any payment is due on a warrant on a day that is not a business day, we will make the payment on the next day that is a business day. Unless otherwise specified in the applicable pricing supplement, payments postponed to the next business day in this situation will be treated under the warrant indenture as if they were made on the original payment or settlement date. Postponement of this kind will not result in a default under any warrant or the warrant indenture, and no interest will accrue on the postponed amount from the original payment or settlement date to the next day that is a business day (*Section 1.12*).

The term "business day" means, with respect to any warrant and except as otherwise provided in the applicable pricing supplement, any day that is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies in the City of New York are authorized or obligated by law to close.

Unclaimed Payments

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment of any money, and not to the trustee, any other paying agent or anyone else (*Section 12.03*).

Calculation Agent

Calculations relating to warrants will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may include any affiliate of ours, such as HSBC Bank USA, National Association. The pricing supplement for a particular warrant will name the institution that we have appointed to act as the calculation agent for that warrant as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the warrant without your consent and without notifying you of the change.

The calculation agent's determination of any amount of money payable or underlying asset deliverable with respect to a warrant will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to a warrant will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, *e.g.,* 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to a warrant will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

Listing

The warrants will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Governing Law

The warrant indenture is, and the warrants issued under it will be, governed by New York law (*Section 1.11*).

USE OF PROCEEDS AND HEDGING

The net proceeds we receive from the sale of the warrants will be used for general corporate purposes and, in part, in connection with hedging our obligations under the warrants through one or more of our subsidiaries. The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.

CERTAIN ERISA AND RELATED CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain restrictions on employee benefit plans as defined in Section 3(3) of ERISA that are subject to Title I of ERISA ("ERISA Plans") and on persons who are fiduciaries with respect to such ERISA Plans. In accordance with the ERISA's general fiduciary requirements, a fiduciary with respect to any such ERISA Plan who is considering the purchase of warrants on behalf of such ERISA Plan should determine whether such purchase is permitted under the governing ERISA Plan documents and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") prohibit certain transactions between an ERISA Plan or other plan subject to Section 4975 of the Code (such plans and ERISA Plans and any entity deemed to hold plan assets of the foregoing, "Plans") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of Section 4975 of the Code). Thus, a Plan fiduciary considering the purchase of warrants should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code.

HSBC USA (the "Issuer"), underwriters, dealers or agents selling warrants may each be considered a "party in interest" or a "disqualified person" with respect to many Plans. The Issuer and several of its subsidiaries are each considered a "disqualified person" under the Code or "party in interest" under ERISA with respect to many Plans, although the Issuer is not a "disqualified person" with respect to an individual retirement account or "IRA" simply because the IRA is established with HSBC Securities (USA) Inc. or because HSBC Securities (USA) Inc. provides brokerage to the IRA.

The purchase of warrants by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(c)(1) of the Code) and with respect to which the Issuer, underwriters, dealers or agents selling warrants is a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such warrants are acquired pursuant to and in accordance with an applicable statutory or administrative exemption. Administrative exemptions include Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving life insurance general accounts) or PTCE 96-23 (an exemption for certain transactions determined by in house investment managers).

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exemptive relief for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the "Service Provider Exemption"). Generally, the Service Provider Exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on the Service Provider Exemption and purchasing warrants on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the Issuer nor any affiliates of the Issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the warrants, both of which are necessary preconditions to utilizing this exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the foregoing exemptions or any other statutory or administrative exemption.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code.

However, such plans may be subject to the provisions of applicable federal, state or local or other laws, rules or regulations substantially similar to the foregoing provisions of ERISA or the Code ("Similar Law"). Fiduciaries of such plans ("Similar Law Plans") should consider applicable Similar Law when investing in the warrants.

By its purchase or exercise of any offered warrant, the purchaser or transferee thereof will be deemed to represent, on each day from the date on which the purchaser or transferee acquires the offered warrant through and including the date on which the purchaser or transferee disposes of its interest in such offered warrant, either that (a) it is not a Plan, a Similar Law Plan or an entity whose underlying assets include the assets of any Plan or Similar Law Plan or (b) its purchase, holding, disposition and/or exercise of such warrant will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law. Each purchaser and holder of the warrants has exclusive responsibility for ensuring that its purchase, holding, disposition and/or exercise of the warrants does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law.

The sale of warrants to a Plan or a Similar Law Plan is in no respect a representation by the Issuer, any underwriter, dealer or agent, or any of their respective affiliates, that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Law Plans generally or any particular Plan or Similar Law Plan, or that such an investment is appropriate for a Plan or a Similar Law Plan generally or any particular Plan or Similar Law Plan.

Any person proposing to acquire any warrants on behalf of a Plan or Similar Law Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto and all other relevant considerations.

The above discussion may be modified or supplemented with respect to a particular offering of warrants, including the addition of further ERISA restrictions on purchase and transfer set forth in any applicable product supplement or pricing supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the assumptions and limitations described below, the following summary describes the U.S. federal income tax considerations as of the date hereof of the acquisition, ownership and disposition of the warrants to beneficial owners ("holders") purchasing warrants. Holders intending to purchase warrants should carefully examine the applicable pricing supplement and consult their own tax advisors as suggested by such pricing supplement.

For purposes of this summary, a "U.S. holder" is a beneficial owner of a warrant that is, for U.S. federal income tax purposes:

- an individual who is a citizen or a resident of the United States;

- a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

- an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a "non-U.S. holder" is a beneficial owner of a warrant that is, for U.S. federal income tax purposes:

- a nonresident alien individual;

- a foreign corporation;

- an estate whose income is not subject to U.S. federal income tax on a net income basis; or

- a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons do not have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only holders that purchase warrants at initial issuance, and own warrants as capital assets and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their warrants through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons that actually or constructively own 10% or more (by vote or value) of any Reference Asset that is stock; non-U.S. persons that may qualify for the benefits of a U.S. income tax treaty; persons subject to the alternative minimum tax; persons subject to special tax accounting rules under Section 451(b) of the Code, retirement plans or other tax-exempt entities, or persons holding the warrants in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the warrants. Persons considering the purchase of warrants should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of warrants arising under the laws of any other taxing jurisdiction.

In the case of warrants linked to an underlying asset, we will not attempt to ascertain whether an underlying asset or any of the entities whose stock is included in, or owned by, an underlying asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an underlying asset or one or more of the entities whose stock is included in, or owned by, an underlying asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by an underlying asset or entities whose stock is included in, or owned by, an underlying asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if an underlying asset or one or more of the entities whose stock is included in, or owned by, an underlying asset, as the case may be, is or becomes a PFIC or USRPHC.

The applicable pricing supplement may contain a further discussion of the special U.S. federal income tax consequences applicable to certain warrants. The summary of the U.S. federal income tax considerations contained in the applicable pricing supplement supersedes the following summary to the extent it is inconsistent therewith.

PROSPECTIVE PURCHASERS OF WARRANTS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF WARRANTS.

Tax Treatment of U.S. Holders

Warrants Treated as Pre-Paid Executory Contracts

Unless otherwise indicated in the applicable pricing supplement, we intend to treat the warrants as pre-paid executory contracts for U.S. federal income tax purposes. This section describes the principal U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of a warrant that we intend to treat as a pre-paid executory contract, and the following discussion assumes that there is a significant possibility of a significant loss of the initial investment in the warrants treated as such.

There are no regulations, published rulings or judicial decisions addressing the treatment for federal income tax purposes of instruments with terms that are substantially the same as the warrants. Accordingly, the proper U.S. federal income tax treatment of the warrants is uncertain. Under one approach, the warrants would be treated as pre-paid executory contracts with respect to the underlying asset. We intend to treat each warrant consistent with this approach, and pursuant to the terms of the warrants, each holder agrees to such treatment for all U.S. federal income tax purposes. Except for the possible alternative treatments described below, the balance of this summary assumes that the warrants are so treated.

A U.S. holder's tax basis in a warrant generally will equal the U.S. holder's cost for the warrant. Upon receipt of cash upon maturity or redemption and upon the sale, exchange or other disposition of the warrant, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized at maturity or on the redemption, sale, exchange or other disposition and the U.S. holder's tax basis in the warrant. Subject to the discussion below regarding section 1260 of the Code, any such gain upon the maturity, redemption, sale, exchange or other disposition of the warrant generally will constitute capital gain. Capital gain of non-corporate taxpayers from the maturity, redemption, sale, exchange or other disposition of a warrant held for more than one year may be eligible for preferential rates of taxation. Any loss from the maturity, redemption, sale, exchange or other disposition of a warrant will generally constitute a capital loss. The ability of U.S. holders to use capital losses to offset ordinary income is limited. The holding period for warrants of a U.S. holder who acquires the warrants upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the warrants. If the warrants are held by the same U.S. holder until maturity, that holder's holding period will generally include the maturity date. It is possible that the Internal Revenue Service ("IRS") could assert that a U.S. holder's holding period in respect of a warrant should end on the date on which the amount the holder is entitled to receive upon the maturity of the warrant is determined, even though the holder will not receive any amounts in respect of the warrants prior to the maturity of the warrant. In such case, a U.S. holder may be treated as having a holding period in respect of the warrant that is one year or less even if the holder receives cash upon maturity of the warrant at a time that is more than one year after the beginning of its holding period.

Section 1260 of the Code sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of section 1260 of the Code to any particular transaction is often uncertain. If an underlying asset, or one or more of the entities included in, or owned by, an underlying asset, as the case may be, is treated as a "regulated investment company," "real estate investment trust," partnership, trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code (a "pass-thru entity"), it is possible that U.S. holders will be subject to the "constructive ownership" rules of section 1260 of the Code. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a "pass-thru entity" (such as shares of certain underlying assets (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a warrant is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the warrant will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the warrant (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the warrant). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a warrant will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each warrant will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a warrant over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such warrant for an amount equal to the "issue price" of the warrant and, upon the date of sale, exchange or maturity of the warrant, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the warrant). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the warrants after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge.

Alternative Treatments

Although we intend to treat each warrant as a pre-paid executory contract as described above, there are no regulations, published rulings or judicial decisions addressing the characterization of instruments with terms that are substantially the same as those of the warrants described in this section, and therefore the warrants could be subject to some other characterization or treatment for U.S. federal income tax purposes. In particular, if the warrants have a term that exceeds one year, the warrants could be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. If the warrants were so treated, a U.S. holder would generally be required to accrue interest income over the term of the warrants based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the warrants. In addition, any gain a U.S. holder might recognize upon maturity, sale, exchange, redemption or other disposition of the warrants would be ordinary income and any loss recognized by a U.S. holder would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the warrants, and thereafter, would be capital loss. If the warrants have a term of one year or less, the U.S. federal income tax treatment could also be different than described above and any gain on the warrants may be treated as ordinary income.

It is possible that the warrants could be treated as representing an ownership interest in the Reference Asset for U.S. federal income tax purposes, in which case a U.S. holder's U.S. federal income tax treatment could also be different than described above.

Moreover, section 1260 of the Code authorizes the U.S. Treasury Department to promulgate regulations (possible with retroactive effect) to expand the application of the section 1260 of the Code. It is possible that these rules could apply, for example, to recharacterize long-term capital gain on the warrants to the extent that a U.S. holder's return reflects dividend income or the U.S. holder would have recognized short-term capital gain (rather than long-term capital gain) had the holder owned the underlying asset or the constituents of the underlying asset by reason of, for example, a rebalancing of the underlying asset. Finally, other alternative U.S. federal income tax characterizations or treatments of the warrants described in this section are possible, and if applied could also affect the timing and the character of the income or loss with respect to the warrants. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

If an underlying asset, or one or more components of an underlying asset, is a "section 1256 contract" as defined in section 1256(b) of the Code, it is possible that the IRS could assert that section 1256 of the Code should apply to the warrants or a portion of the warrants. If section 1256 were to apply to the warrants, gain or loss recognized with respect to the warrants (or the relevant portion of the warrants) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the warrants. You would also be required to mark the warrants (or a portion of the warrants) to market at the end of each year (i.e., recognize income as if the warrants or relevant portion of warrants had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time an underlying asset or any component of an underlying asset rolls and/or when the composition or weighting of an underlying asset or any component of an underlying asset changes. Such gain or loss may also be subject to section 1256 of the Code as discussed above, under which 60% of the gain or loss would be treated as long-term capital gain or loss and 40% would be treated as short-term capital gain or loss.

Furthermore, if an underlying asset, or one or more components of an underlying asset, is a "collectible" as defined in section 408(m) of the Code, it is possible that the IRS could assert that the warrants (or a portion of the warrants) should be treated as giving rise to "collectibles" gain or loss if you have held the warrants for more than one year, although we do not think such a treatment would be appropriate because a sale or exchange of the warrants is not a sale or exchange of a collectible but is rather a sale or exchange of a pre-paid executory contract that reflects the value of a collectible. "Collectibles" gain is currently subject to tax at marginal rates of up to 28%.

Finally, in Notice 2008-2, the IRS and the U.S. Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include a warrant that we intend (and you agree) to treat as a pre-paid executory contract for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a warrant is required to accrue income in respect of the warrant prior to the receipt of payments under the warrant or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a warrant as ordinary income (including gain on a sale). It is unclear whether any regulations or other guidance would apply to the warrants (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the warrants.

Other characterizations and treatments of warrants described in this section are possible. Prospective investors in the warrants should consult their tax advisors as to the tax consequences to them of purchasing the warrants, including any alternative characterizations and treatments.

Medicare Tax

Certain U.S. individuals, trusts and estates are subject to an additional 3.8% tax on their net investment income (which includes gains from a disposition of a warrant). Prospective investors in the warrants should consult their tax advisors regarding the possible applicability of this tax to an investment in the warrants.

Tax Treatment of Non-U.S. Holders

In general, and except as described below, gain realized upon maturity, sale, exchange, redemption or other disposition of the warrants by a non-U.S. holder will not be subject to U.S. federal income tax, unless:

- the gain with respect to the warrants is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or

- the non-U.S. holder is a nonresident alien individual who holds the warrants as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied.

If the gain realized upon maturity, sale, exchange, redemption or other disposition of the warrants by the non-U.S. holder is described in either of the two preceding bullet points, the non-U.S. holder may be subject to U.S. federal income tax with respect to the gain except to the extent that an income tax treaty reduces or eliminates the tax and the appropriate documentation is provided.

Additionally, a "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Except as otherwise set forth in any applicable pricing supplement, we expect that the delta of warrants issued pursuant to this prospectus supplement with respect to the underlying asset will not be one, and therefore, we expect that non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the warrants. However, it is possible that the warrants could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying asset or the warrants, and following such occurrence the warrants could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying asset or the warrants should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the warrants and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the warrants are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the warrants.

As discussed above under "—Tax Treatment of U.S. Holders—Alternative Treatments," alternative characterizations and treatments of the warrants for U.S. federal income tax purposes are possible. Should an alternative characterization or treatment, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to a warrant to become subject to (additional) withholding tax, we will withhold (additional) tax at the applicable statutory rate. Prospective investors in the warrants should consult their tax advisors as to the tax consequences to them of purchasing the warrants, including any alternative characterizations and treatments.

Information Reporting and Backup Withholding

Distributions made on the warrants and proceeds from the sale of warrants to or through certain brokers may be subject to a "backup" withholding tax on "reportable payments" unless, in general, the warrant holder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the warrants generally will be refunded by the IRS or allowed as a credit against the warrant holder's U.S. federal income tax, provided the warrant holder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act ("FATCA") imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Proposed Treasury Department regulations eliminate the requirement of withholding on gross proceeds from the sale or disposition of financial instruments such as the warrants. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed Treasury regulations pending their finalization. If we determine withholding is appropriate with respect to the warrants, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Prospective depositors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the warrants.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN WARRANTS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We are offering the warrants on a continuing basis through the agents. In addition, we may offer the warrants through certain other agents to be named in the applicable pricing supplement. Each agent has agreed, and any additional agents will agree, to use reasonable efforts to solicit offers to purchase the warrants. We will have the sole right to accept offers to purchase the warrants and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase the warrants. We will pay an agent, in connection with sales of these warrants resulting from a solicitation that the agent made or an offer to purchase the agent received, a commission as set forth in the applicable pricing supplement.

We may also sell the warrants to the agents as principal for their own respective accounts at discounts to be agreed upon at the time of sale as disclosed in the applicable pricing supplement. The agents may resell the warrants to investors and other purchasers at a fixed offering price or at prevailing trading levels or prices, or prices related thereto at the time of resale or otherwise, as the agents determine and as we will specify in the applicable pricing supplement. Each agent may offer the warrants it has purchased as principal to other dealers. Each agent may sell the warrants to any dealer at a discount, and unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount the agent will receive from us. After the initial public offering of warrants that the agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

Each agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. We and each agent have agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse each agent for specified expenses.

The warrants are suitable only for investors with options-approved accounts. You will not be able to purchase the warrants unless you have an options-approved brokerage account with the agents.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these warrants on a national securities exchange. The agents may make a market in the warrants or, if separable, any other securities included in units, as applicable laws and regulations permit. The agents are not obligated to do so, however, and the agents may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the warrants or, if separable, any other securities included in units.

HSBC Securities (USA) Inc. is our wholly owned subsidiary. To the extent it is named in the applicable pricing supplement, each offering of the warrants will be conducted in compliance with the requirements of the Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121 regarding a FINRA member firm's distributing the securities of an affiliate. In such offerings, HSBC Securities (USA) Inc. will not confirm sales to any accounts over which it exercises discretionary authority without the prior written approval of the customer.

Following the initial distribution of the warrants, each agent may offer and sell those warrants in the course of its business as a broker-dealer. An agent may act as principal or agent in those transactions and may make any sales at varying prices related to prevailing trading levels or prices at the time of sale or otherwise. The agents may use this prospectus supplement and the prospectus in connection with any of those transactions. The agents are not obligated to make a market in any of the warrants or any other securities included in units and may discontinue any market-making activities at any time without notice.

Selling Restrictions

European Economic Area

Each agent has represented and agreed, and each further agent appointed under the program will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any warrants to any retail investor in the European Economic Area. For the purposes of this provision:

(a)   the expression "retail investor" means a person who is one (or more) of the following:

    (i)   a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or

    (ii)   a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

    (iii)   not a qualified investor as defined in Regulation EU 2017/1129, as amended; and

(b)   the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the warrants to be offered so as to enable an investor to decide to purchase or subscribe for the warrants.

United Kingdom

Each agent has represented and agreed, and each further agent appointed under the program will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any warrants to any retail investor in the United Kingdom. For the purposes of this provision:

(a)   the expression "retail investor" means a person who is one (or more) of the following:

    (i)   a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"); or

    (ii)   a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000, as amended (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

    (iii)   not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129, as amended, as it forms part of domestic law by virtue of the EUWA; and

(b)   the expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the warrants to be offered so as to enable an investor to decide to purchase or subscribe to the warrants.

United Kingdom – Other Regulatory Restrictions

Each agent has represented and agreed and each further agent appointed under the program will be required to represent and agree that:

(a)   in relation to warrants with an expiration term of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any warrants other than to persons:

    (A)   whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B)   who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or agent) for the purposes of their businesses, where the issue of the warrants would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any warrants in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any warrants in, from or otherwise involving the United Kingdom.

Argentina

This prospectus supplement includes a private invitation to invest in the warrants. It is addressed only to you on an individual, exclusive, and confidential basis, and its unauthorized copy, disclosure, or transfer by any means whatsoever is absolutely and strictly forbidden. HSBC USA and the relevant agent will not provide copies of this prospectus supplement, or provide any kind of advice or clarification, or accept any offer or commitment to purchase the warrants herein referred to from persons other than the intended recipient. The offer herein contained is not a public offering, and as such it is not and will not be registered with, or authorized by, the applicable enforcement authority.

Brazil

The warrants may not be offered or sold to the public in Brazil. Accordingly, this prospectus supplement has not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Hong Kong

The warrants may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the warrants may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to warrants which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Italy

The offering of the warrants has not been cleared by the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian Securities legislation. Accordingly, the warrants may not be offered, sold or delivered, directly or indirectly and copies of this prospectus or any other document relating to the warrants may not be distributed in the Republic of Italy unless such offer, sale or delivery of warrants or distribution of copies of this prospectus or other documents relating to the warrants in the Republic of Italy is:

(a)   made only to "qualified investors" (investitori qualificati), as defined pursuant to Article 34-ter, first paragraph, letter b), of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Regulation on Issuers"); or

(b)   in other circumstances which are exempt from the rules on public offers pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Italian Securities Act") and its implementing CONSOB regulations, including the Regulation on Issuers.

Any such offer, sale or delivery of the warrants or distribution of copies of this prospectus or any other document relating to the warrants in the Republic of Italy must be in compliance with the selling restrictions under (a) and (b) above and:

(i.)   made by soggetti abilitati (including investment firms, banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Italian Securities Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Italian Securities Act, CONSOB Regulation 16190 of October 29, 2007, as amended, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Act") and any other applicable laws and regulations; and

(ii.)   in compliance with any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy or any other Italian regulatory authority.

Any investor purchasing the warrants is solely responsible for ensuring that any offer or resale of the warrants it purchased occurs in compliance with applicable laws and regulations.

Please note that in accordance with Article 100-bis of the Italian Securities Act, the subsequent resale on the secondary market in the Republic of Italy of the warrants (which were part of an offer made pursuant to an exemption from the obligation to publish a prospectus) constitutes a distinct and autonomous offer that must be made in compliance with the public offer and prospectus requirement rules provided under the Italian Securities Act and the Regulation on Issuers unless an exemption applies.

Failure to comply with such rules may result in the subsequent resale of such warrants being declared null and void and in the liability of the intermediary transferring the warrants for any damage suffered by the investors.

Japan

The warrants have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the "FIEL"). The warrants may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, "resident of Japan" means an individual whose address is in Japan, and "Japanese corporation" means a legal entity organized under the laws of Japan.

Mexico

The warrants have not been and will not be registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico, but only on a private placement basis pursuant to Article 8 of the Mexican Securities Market Law. This prospectus supplement may not be publicly distributed in Mexico.

Peru

The warrants have not been and will not be registered with the Capital Markets Public Registry of the Capital Markets Superintendence ("SMV") nor the Lima Stock Exchange Registry ("RBVL") for their public offering in Peru under the Peruvian Capital Markets Law (Law No. 861/ Supreme Decree No. 093-2002) and the decrees and regulations thereunder. Consequently, the warrants may not be offered or sold, directly or indirectly, nor may this document or any other offering material relating to the warrants be distributed or caused to be distributed in Peru to the general public. The warrants may only be offered in a private offering under Peruvian regulation and without using mass marketing, which is defined as a marketing strategy utilizing mass distribution and mass media to offer, negotiate or distribute notes to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social networks, Internet servers located in Peru, and other media or technology platforms.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the warrants may not be circulated or distributed, nor may the warrants be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the warrants are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the warrants pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan

The warrants may be made available outside Taiwan for purchase by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan.

Uruguay

The sale of the warrants qualifies as a private placement pursuant to section 2 of Uruguayan law 18,627. The warrants must not be offered or sold to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The warrants are not and will not be registered with the Financial Services Superintendency of the Central Bank of Uruguay.